Exhibit 99.1

PARINGA CLOSES US$56 MILLION DEBT REFINANCING AND COMPLETES FIRST DRAWDOWN

•	Paringa has achieved financial close for its US$56 million debt facility from Tribeca, and the first US$40 million tranche of the facility has been drawn

•	Paringa’s existing US$21.7 million debt facility with Macquarie Bank has been repaid in full

•	The balance of funds will be deployed to accelerate expansion of the 3rd mining unit and provide additional working capital

•	Paringa commenced mining at Poplar Grove in Q1 2019, with first coal delivered to LG&E and KU last week (refer to announcement on April 29, 2019)

•	Production ramp-up is continuing, with full capacity of 2.8 Mtpa targeted in 2020

Paringa Resources Limited (“Paringa” or “the Company”) (NASDAQ:PNRL, ASX:PNL) is pleased to advise that it has achieved financial close for its US$56 million Term Loan Facility (“TLF”) with Tribeca Global Resources Credit Pty Ltd (“Tribeca”) (as agent) and Tribeca Global Natural Resources Ltd (ASX:TGF) and the Tribeca Global Natural Resources Credit Funds (as lenders).

Paringa has drawn the first US$40 million tranche of the TLF, having satisfied all conditions precedent under the facility agreement to achieve financial close and drawdown the first tranche of the TLF. The Company’s existing US$21.7 million debt facility with Macquarie Bank Limited has been repaid in full.

Paringa’s Managing Director, Mr. Egan Antill, said: “We are pleased to have completed this important transaction and welcome the support provided by Tribeca. The term loan facility will enable Paringa to fulfil its ambition of becoming a significant new independent coal producer in the Illinois Basin by providing funding flexibility for the Company.”

The Tribeca TLF is an attractive funding package that provides low overall cost, low shareholder dilution and flexibility in relation to early repayment. Importantly, once the facility is fully drawn Paringa will be funded to commence the expansion of production to 2.8 million tons per annum (“Mtpa”) at Poplar Grove, previously planned to be funded out of free cash flow.

The key terms of the three-year TLF are a floating interest rate comprising the US Prime Rate plus a margin of 7.5% with the TLF being repayable by April 30, 2022. Paringa has issued 18 million options to Tribeca with a strike price of A$0.20 and expiring 4 years from date of issue. Subject to shareholder approval, Paringa will issue a further 7 million options to the lenders on the same terms, and 3 million shares to Argonaut for financial advisory services provided in relation to this debt financing. A notice of shareholder meeting will be sent to shareholders shortly.

Argonaut is Paringa’s financial advisor in relation to this debt financing.

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

About Paringa

Paringa Resources Limited operates the low cost, high quality Poplar Grove Mine, part of the Buck Creek Complex located in the Illinois Coal Basin in western Kentucky.

The Buck Creek Complex includes two fully permitted thermal coal mines: (1) the operating Poplar Grove Mine with production capacity ramping up to 2.8 Mtpa; and (2) the permitted Cypress Mine with planned production capacity of 3.8 Mtpa. Construction of the Poplar Grove Mine has been completed and production ramp-up has begun, with full production capacity targeted in 2020. The Company also has plans to develop the Cypress Mine.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and non-union labour pool. Mining conditions at Poplar Grove are similar to those encountered in neighbouring mines, which rank as some of the most productive room-and-pillar operations in the world.

About Tribeca

Tribeca Investment Partners is a leading boutique fund manager headquartered in Sydney with offices in Asia and Europe. It manages a suite of traditional and alternative investment strategies, including the Tribeca Global Natural Resources Credit fund which is focused on providing growth capital to the mining, energy and soft commodities sectors.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.